Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 24, 2013

Relating to Preliminary Prospectus dated September 24, 2013

Registration No. 333-190643

7,600,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock of Ophthotech Corporation described below and should be read together with the preliminary prospectus dated September 24, 2013 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-190643) relating to these shares (the “Registration Statement”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1410939/000119312513375474/d560505ds1a.htm. The Preliminary Prospectus superseded a prior preliminary prospectus dated September 9, 2013 included in Amendment No. 2 to the Registration Statement.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common Stock Offered	7,600,000 shares

Common Stock to be Outstanding After This Offering	30,110,817 shares

Over-allotment Option	1,140,000 shares

Initial Public Offering Price	$22.00 per share

Net Proceeds	We estimate that the net proceeds from our issuance and sale of 7,600,000 shares of our common stock in this offering will be approximately $152.4 million, based on the initial public offering price of $22.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds from this offering will be approximately $175.7 million.

NASDAQ Global Select Market Symbol	OPHT

Pro Forma as Adjusted Financial Data	Giving effect to this offering, as of June 30, 2013, our pro forma as adjusted balance sheet data would have been as follows (in thousands):

Cash and cash equivalents	$225,583
Total assets	225,879
Royalty purchase liability	41,667
Preferred stock	—
Additional paid in capital	327,368
Deficit accumulated during the development stage	(147,740)
Total stockholders’ equity (deficit)	179,658

Giving effect to this offering, as of June 30, 2013, our pro forma as adjusted total capitalization would have been approximately $225.9 million.

Giving effect to this offering, our pro forma net tangible book value as of June 30, 2013 would have been $179.7 million, or $5.97 per share. This represents an immediate increase in pro forma net tangible book value per share of $4.76 to existing stockholders and immediate dilution of $16.03 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Potential Purchases by Existing Principal Stockholders	Two of our existing principal stockholders, Novo A/S and HBM Healthcare Investments (Cayman) Ltd., have indicated an interest in purchasing an aggregate of 683,000 shares of our common stock in this offering at the initial public offering price for an aggregate purchase price of approximately $15,026,000 in the following amounts: Novo A/S: $10,010,000 or 455,000 shares; and HBM Healthcare Investments (Cayman) Ltd.: $5,016,000 or 228,000 shares. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; telephone: 866-718-1649; email: prospectus@morganstanley.com; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204.

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